(d)(2)(C)(i)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

VOYA INVESTMENTS, LLC

and

CBRE Investment Management Listed Real Assets LLC

(formerly, CBRE Clarion Securities LLC)

Annual Sub-Adviser Fees1
(as a percentage of average daily net
Series	assets)
VY® CBRE Global Real Estate Portfolio	0.350% on the first $250 million of assets;
0.300% on the next $750 million of assets;
and
0.250% thereafter
VY® CBRE Real Estate Portfolio	0.350% on the first $250 million of assets;
0.300% on the next $750 million of assets;
and
0.250% thereafter

1For purposes of calculating fees under this Agreement, the assets of each Series shall be aggregated, and the aggregated assets will be applied to the above schedule and the resulting fee shall be prorated back to each Series and the Manager based on relative net assets.